Independent Auditors' Consent

To the Board of Trustees and Shareholders
Van Kampen Trust for Investment Grade New Jersey Municipals and Van Kampen New Jersey Value Municipal Income Trust:

We consent to the use in this Registration Statement filed on Form N-14 under the Securities Act of 1933 for Van Kampen Trust for Investment Grade New Jersey Municipals of our reports dated December 6, 2000 appearing in the Annual Reports to Shareholders for Van Kampen Trust for Investment Grade New Jersey Municipals and Van Kampen New Jersey Value Municipal Income Trust for the year ended October 31, 2000 and to the reference to us in Section 2(e) of the "Agreement and Plan of Reorganization", which is part of such Registration Statement.

DELOITTE & TOUCHE LLP

Chicago, Illinois
March 19, 2001